

December 2, 2011

Via E-mail
Mr. Leonardo Porciúncula Gomes Pereira
Chief Financial Officer
GOL Intelligent Airlines Inc.
R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

> **Re: GOL Intelligent Airlines Inc.**
> **Form 20-F for the year ended December 31, 2010**
> **Filed April 8, 2011**
> **File No. 001-32221**

Dear Mr. Pereira:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 20-F/A for the year ended December 31, 2010

Financial Statements
Notes to the Consolidated Financial Statements, page F-11
15. Short and Long Term Debt, page F-33

1. Please tell us and explain in Note 15 why the working capital loan in the amount of R$83,803 is still outstanding at December 31, 2010 when the maturity date on page F-33 is August 2010. Please advise or revise as appropriate.

18. Advances from customers, page F-38

2. We note the agreements with Banco Bradesco S.A. and Banco do Brasil S.A that began in September 2009 under which the banks will issue and manage credit cards in the "co-branded" format, related to the purchase of miles of the mileage program, access rights and utilization of the program customers database, and plus an additional based on variable remuneration conditioned by the right to access and use of customer credit cards by financial institutions and participation in the billing registered in respect of the issued credit cards for the term of 5 years totalizing approximately R$481 million. Please clarify whether the R$481 million is an upfront payment you received from the banks and if so, how you are amortizing this amount over the five years of the agreement considering that only R$49,746 remained in the advances account one year later. Alternatively, if the amount does not represent an upfront payment, please explain how such amount was calculated or determined and explain how various components of the amounts to be received under the terms of this arrangement will be recognized in the company's financial statements. We may have further comment upon receipt of your response.

3. In a related matter, please reconcile the R$481 million amount disclosed in your Form 20-F with the amount disclosed in Note 20 to your interim financial statements included in your report on Form 6-K filed on November 14, 2011 of R$252,686. As part of your response, please explain the facts or circumstances responsible for the differences between these amounts. We may have further comment upon review of your response.

Note 28. Consolidated financial information of guarantor subsidiaries, page F-58

4. We note from the disclosures included in Note 28 that you have presented condensed consolidating financial information for the Parent Company, the Issuer Subsidiary, and your guarantor and non-guarantor subsidiaries in Note 28 to your financial statements pursuant to Rule 3-10 of Regulation S-X. Please tell us and revise Note 28 to clearly indicate whether VRG, the guarantor subsidiary is 100% owned by the Parent Company. Also, please tell us and revise future filings to clarify whether the guarantees provided by VRG with respect to the 8.75% perpetual notes, the 7.5% senior notes and the 9.25% senior notes are both full and unconditional as required by Rule 3-10 of Regulation S-X.

Report on Form 6-K filed on May 2, 2011
Report on Form 6-K filed on May 11, 2011

5. We note from your reports on Form 6-Ks dated May 2, 2011 and May 11, 2011 that your first quarter of 2011 results were subject to a non-recurring write-down of approximately R$120 million. We also note that these write-downs were substantially due to the implementation of a new revenue accounting and issued ticket control system which led to alterations in the balance of the company's advance ticket sales, as well as the

expenses related to the new system and deactivation of the previous system. With regards to these write-downs, please tell us the specific nature and amounts of the costs comprising these R$120 million of non-cash write-downs and explain how each component of the total was calculated or determined. As part of your response, you should also explain in detail why the implementation of a new revenue accounting system resulted in changes in the advance ticket sales balance and you should explain why this change was not accounted for as the correction of an error pursuant to the guidance in IAS 8. We may have further comment upon review of your response.

Report on Form 6-K filed November 14, 2011

September 30, 2011 Interim Financial Statements
Notes to the Consolidated Interim Financial Information, page 18
17. Short and Long-term Debt, page 33
Repurchase of own shares, page 35

6. We note from the disclosure on page 35 that in the third quarter 2011, you began issuing call options and put options that were linked to shares of the company's common stock. Please tell us, and revise future filings to explain how you are accounting for the call options and put options that were issued during 2011 in your financial statements. Your response and revised disclosure should also explain how you determined the fair value, if any, related to these options and the relevant IFRS accounting literature applied in accounting for these transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief